Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Science Strategic Acquisition Corp. Charlie (the “Company”) on Form S-1 of our report dated March 25, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of Science Strategic Acquisition Corp. Charlie as of March 9, 2021 and for the period from February 23, 2021 (inception) through March 9, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

March 25, 2021